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Thomas Macias

Co-Founder at Blue Shrimp Films

Northridge, California · 43 connections · **Contact info**

Blue Shrimp Films

 California State University-Northridge

About

As a filmmaker, my main focus is to tell stories of those we don't normally see on screen.

Experience

Co-Founder

Blue Shrimp Films

Jan 2018 – Present · 2 yrs

Greater Los Angeles Area

Blue Shrimp Films is a production company located in Los Angeles California that focuses on film, tv, and music video production.

 **Thomas Macias**
Director's Reel 2019

Multimedia Student Assistant

Educational Opportunity Program

Jan 2015 – Present · 5 yrs

Greater Los Angeles Area

Documenting events that the Educational Opportunity Program holds on campus for its students. I edit the photos and video footage that I take and share with the campus community. I serve as a mentor for students attending the Summer Bridge programs and help with their college transition. I create content for EOP's website and social media pages.

 **CSUN EOP 50th Anniversary**

Education

 **California State University-Northridge**
Bachelor's Degree, Cinematography and Film/Video Production
2014 – 2019

Skills & Endorsements

Photography

Video Production

Film Production

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Interests

 **A24**
28,915 followers

 **Warner Bros. Entertainment**
862,473 followers

Blue Shrimp Films
3 followers

 **Walt Disney Television**
293,868 followers

 **California State University, North...**
210,849 followers

 **The Hollywood Reporter**
39,630 followers

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